



8 January 2007

07020778

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 January 2007, Re: Dealings by Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

PROCESSED

FEB 0 7 2007

THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 08/01/2007 06:32:10 PM
Submitted by LION INDUSTRIES CORPORATION on 08/01/2007 08:35:38 PM
Reference No LI-070106-8DFB4

Submitting Merchant Bank   :
(if applicable)
Submitting Secretarial Firm Name   :
(if applicable)
* Company name   : **Lion Industries Corporation Berhad**
* Stock name   : **LIONIND**
* Stock code   : **4235**
* Contact person   : **Wong Phooi Lin**
* Designation   : **Secretary**

---

* Type   : ● Announcement ○ Reply to query

* Subject :
Dealings by Principal Officer Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealings in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Lee Whay Keong	03.01.2007	1.06	100,000	0.01

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 5 JAN 2007

1

END